UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV Income Fund, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

New Mountain Guardian IV Income Rated Feeder II, LTD. c/o New Mountain Credit CLO Advisers, L.L.C. Attention: Cyrus Moshiri 1633 Broadway, 48th Floor New York, NY 10019 (212) 720-0300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons New Mountain Guardian IV Income Rated Feeder II, LTD.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Bermuda

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 18,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 61.2%

14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV Income Fund, L.L.C. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on May 9, 2024 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to include the amended and restated Annex A attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On September 16, 2024, the Issuer delivered a capital drawdown notice to Reporting Person, pursuant to which Reporting Person was obligated to make a capital contribution to purchase 3,000,000 Units at $10.00 per unit for an aggregate purchase price of $30,000,000. The purchase is expected to close on or about September 30, 2024. The source of funds for the purchase of such Units is the Reporting Person’s working capital received from the issuance of promissory notes to its investors.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 3 of the Schedule 13D is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of this Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)           As of the date hereof, the Reporting Person beneficially owns 18,000,000 Units representing 61.2% of the outstanding Units. The beneficial ownership percentage assumes that there are 29,430,300 Units outstanding following the issuance of all capital drawdown notices to date, based on information provided by the Issuer.

(b)          The Reporting Person has the sole power to vote and dispose of the 18,000,000 Units.

(c)          Except as disclosed in this Schedule 13D, the Reporting Person has not effected any transaction in the Units of the Issuer during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2024	NEW MOUNTAIN GUARDIAN IV INCOME RATED FEEDER II, LTD.

	By:	/s/ Adam Weinstein
	Name:	Adam Weinstein
	Title:	Authorized Signatory

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Christopher Ford, Director	Vice President, Walkers Corporate (Bermuda)	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	USA
Nilani Perera, Director	Senior Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	New Zealand
Karen Ellerbe, Director	Senior Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Cayman Islands
Robert O'Dolan, Director	Vice President, Walkers Fiduciary Limited	Walkers Fiduciary Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands	Ireland
Walkers Corporate (Bermuda) Limited, Secretary	N/A	Walkers Corporate (Bermuda) Limited, Park Place, 55 Par-La-Ville Road, Hamilton, HM 11, Bermuda	N/A

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